Contact

www.linkedin.com/in/alexander-williams-60baab81 (LinkedIn)

Top Skills

Compost
Farming
Urban Gardening

Honors-Awards

Cum Laude Graduate

Alexander Williams

CEO at Blue Earth Compost, Inc.
West Hartford, Connecticut, United States

Experience

Blue Earth Compost Inc.

Chief Executive Officer
April 2014 - Present (8 years 8 months)
Hartford, Connecticut, United States

GrowNYC

Compost Coordinator
July 2013 - September 2013 (3 months)

- Managed compost station at Columbus Avenue Greenmarket in NYC
- Assembled booth and prepped collection bins for food scraps and textiles
- Educated visitors on how the diversion of food scraps/textiles from landfills supports a cleaner and healthier environment
- Tracked the number of donors and completed a weekly report on the collection statistics
- Average daily collection at my station yielded around 1,000 lbs of food scraps and 250 lbs of textiles

Build It Green!NYC

Compost Technology Apprentice
February 2013 - August 2013 (7 months)

- Researched and analyzed data pertaining to different compost technologies
- Created PowerPoints and Excel spreadsheets to share this research with colleagues
- Aided with day-to-day office functions
- Built and monitored compost piles at the outdoor site
- Maintained a debris-free workplace at the outdoor site
- Adhered to safety protocol at all times while on site

The New York Botanical Garden

Family Garden Intern
May 2012 - August 2012 (4 months)

- Assisted with children's education programs
- Learned proper gardening practices
- Monitored a large variety of vegetables, fruits and herbs

St. Rose's Garden
Garden Manager
May 2012 - August 2012 (4 months)
Fordham University

- Converted vacant city lot into community garden
- Constructed, planted and maintained 8 raised beds filled with vegetables,
fruits and herbs
- Coordinated volunteer activities and distributed vegetables to university
community

Golf Club of Avon
Tennis Instructor
May 2011 - August 2011 (4 months)
Avon, Connecticut

- Taught group and individual tennis lessons
- Supervised tennis camps of up to 50 children
- Sold merchandise from the Pro Shop
- Maintained eight Har-Tru courts in top condition

Education

Fordham University
Bachelor of Arts (BA), Environmental Studies · (2009 - 2013)